Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross completes definitive agreement with Government of Mauritania

(All dollar amounts are expressed in U.S. dollars, unless otherwise noted.)

Toronto, Ontario, July 15, 2021 – Kinross Gold Corporation (TSX:K; NYSE:KGC) (“Kinross” and the “Company”) is pleased to announce today that it has signed a definitive agreement (“Agreement”) with the Government of Mauritania (“Government”) to provide enhanced certainty on Tasiast economics.

The Agreement confirms the same key terms of the agreement in principle signed on June 15, 2020, including:

•	The continuation of tax exemptions on fuel duties[1].

•	The repayment by the Government to Kinross of approximately $40 million in outstanding VAT refunds[2].

•	The payment by the Company to the Government of $10 million to resolve disputed matters.

•	The introduction of an updated escalating royalty structure[1] tied to the gold price that aligns with current Mauritanian mining legislation and is comparable to other royalties in the region.

•	The nomination of two observers by the Government to the Board of Directors of the Kinross subsidiary operating the Tasiast mine.

Mauritania’s Minister of Petroleum, Mines and Energy, Abdessalem Ould Mohamed Saleh, reiterated the Government’s solidarity and support for the Company during his two-day visit to Tasiast in late June 2021. The Minister met with Kinross officials and toured the mine, including the area of the recent mill fire, and was briefed on the progress of the 24k expansion project. The Company and Government are focused on the goal of restarting milling operations at Tasiast and are prioritizing efforts and processes to achieve this shared objective.

Tasiast Sud is not included in this simplified Agreement and is not part of the 24k expansion project, Tasiast’s current life of mine production plan and Kinross’ mineral reserve and resource estimates. Kinross and the Government will continue to focus on the shared goal of restarting the Tasiast mill and discussions respecting the prospective Tasiast Sud area are expected to continue.

“We are pleased to finalize the balanced agreement with the Government of Mauritania to further strengthen our longstanding and constructive relationship,” said J. Paul Rollinson, Kinross Gold President and CEO. “We look forward to continue delivering strong results at Tasiast for the benefit of both Kinross and Mauritania.”

“The completion of this agreement is a testament to the quality of the strategic partnership between the Government of Mauritania and Kinross. The agreement is also indicative of the Government’s commitment and focus on attracting responsible, experienced and long-term private sector partners in Mauritania to carry out projects that advance the country’s development and provide benefits to its people,” said Minister Saleh.

About Kinross Gold Corporation

Kinross is a Canadian-based senior gold mining company with mines and projects in the United States, Brazil, Russia, Mauritania, Chile and Ghana. Our focus is on delivering value based on the core principles of operational excellence, balance sheet strength, disciplined growth and responsible mining. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

1 The fuel tax exemption and updated royalty structure were effective on July 1, 2020.

2 The VAT refund payments are scheduled over a five year period.

 www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Media Contact

Louie Diaz

Vice-President, Corporate Communications

phone: 416-369-6469

louie.diaz@kinross.com

Investor Relations Contact

Chris Lichtenheldt

Vice-President, Investor Relations

phone: 647-821-1736

chris.lichtenheldt@kinross.com

Cautionary statement on forward-looking information

All statements, other than statements of historical fact, contained or incorporated by reference in this news release including, but not limited to, any information as to the future financial or operating performance of Kinross, constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbor” under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this news release. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this news release are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the "Risk Factors" section of our Annual Information Form dated March 30, 2021 and the "Risk Analysis" section of our full-year 2020 and first-quarter 2021 Management’s Discussion & Analysis. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward looking statements, except to the extent required by applicable law.

The technical information about the Company’s mineral properties contained in this news release has been prepared under the supervision of Mr. John Sims who is a “qualified person” within the meaning of National Instrument 43-101. Mr. Sims was an officer of Kinross until December 31, 2020. Mr. Sims remains the Company’s qualified person as an external consultant.

Source: Kinross Gold Corporation

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